AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 1999
                                                           REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM S-6
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                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
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A.    EXACT NAME OF TRUST:

              EQUITY FOCUS TRUSTS - SECTOR SERIES 1999-B

B.    NAME OF DEPOSITOR:  SALOMON SMITH BARNEY INC.

C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            SALOMON SMITH BARNEY INC.
                        388 GREENWICH STREET, 23RD FLOOR
                               NEW YORK, NY 10013

D.    NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                            COPY OF COMMENTS TO:
         LAURIE A. HESSLEIN                 MICHAEL R. ROSELLA, ESQ.
         Salomon Smith Barney Inc.          Battle Fowler LLP
         388 Greenwich Street               75 East 55th Street
         New York, New York  10013          New York, New York  10022
                                            (212) 856-6858

E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
         An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.    PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
      REGISTERED:
         Indefinite

G.    AMOUNT OF FILING FEE:
         No filing fee required.

H.    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:

         As soon as practicable after the effective date of the registration statement.
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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


828113.1

                   SUBJECT TO COMPLETION, DATED OCTOBER 20, 1999




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EQUITY FOCUS TRUSTS - SECTOR SERIES 1999-B

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         The final prospectus for a prior series of Equity Focus Trusts - Sector Series is hereby incorporated by reference and used as a preliminary prospectus for Equity Focus Trusts - Sector Series 1999-B. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact financial professionals of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

          The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

828113.1

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

          A. The following information relating to the Depositor is incorporated by reference to the
 SEC filings indicated and made a part of this Registration Statement.

                                                                                                         SEC FILE OR
                                                                                                       IDENTIFICATION NO.
                                                                                                       ------------------
I.         Bonding  Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on
           Form S-6 under the Securities Act of 1933:

           Salomon Smith Barney Inc.                                                                     2-67446

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules
           15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

           Salomon Smith Barney Inc.                                                                     8-12324

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, ByLaws):

           Salomon Smith Barney Inc.                                                                     33-65332, 33-36037


           B. The Internal Revenue Service Employer Identification Numbers of the Sponsor
 and Trustee are as follows:

           Salomon Smith Barney Inc.                                                                     13-1912900
           The Chase Manhattan Bank                                                                      13-4994650



Supplemented  final  prospectuses  from the  following  Series (all of which are incorporated  herein by reference)
may be used as preliminary  prospectuses for this Series:

             Equity Focus Trusts - Sector Series 1998-B, Technology & Telecommunications Portfolio
             Portfolio (Reg. No. 333-67621); and

             Equity Focus Trusts - Sector Series 1999-A
             Portfolio (Reg. No. 333-77935).



                                      II-1
828113.1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

           The facing sheet of Form S-6.
           The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
           The Prospectus.
           Additional Information not included in the Prospectus (Part II). The undertaking to file reports.
           The signatures.
           Written Consents as of the following persons:
               KPMG LLP (included in Exhibit 5.1)
               Battle Fowler LLP (included in Exhibit 3.1)


The following exhibits:

           1.1.1   --       Form of Reference Trust Indenture (incorporated by
                            reference to Exhibit 1.1.1 to the Registration
                            Statement of Equity Focus Trusts - Sector Series
                            1998-A, 1933 Act File No. 333-49589).

           2.1     --       Form of Standard Terms and Conditions of Trust
                            (incorporated by reference to Exhibit 2.1 to the Registration Statement of The Uncommon Values Unit
                            Trust, 1985 Series, 1933 Act File No. 33-97046).

           *3.1    --       Opinion of counsel as to the legality of the
                            securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

           *5.1    --       Consent of KPMG LLP to the use of their name under
                            the heading "Miscellaneous - Auditors" in the Prospectus.

--------
* To be filed with Amendment to Registration Statement.


                                      II-2
828113.1

                                   SIGNATURES

          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 20TH DAY OF OCTOBER, 1999.

                         Signatures appear on page II-4.

          A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                      II-3
828113.1

SALOMON SMITH BARNEY UNIT TRUSTS (Registrant)
SALOMON SMITH BARNEY INC.
           DEPOSITOR


           By the following persons*, who
             constitute a majority of the
             Board of Directors of Salomon Smith
             Barney Inc.:


           DERYCK C. MAUGHAN
           MICHAEL A. CARPENTER


             By:     /s/GINA LEMON
                     (As authorized signatory for
                     Salomon Smith Barney Inc. and
                     Attorney-in-Fact for the persons listed above)
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* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.

                                      II-4

828113.1